HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

January 25, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Christian Windsor, Special Counsel

Re:	T Bancshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 28, 2016
File No. 000-51297

Dear Mr. Windsor:

On behalf of T Bancshares, Inc. (the “Company”), enclosed is a copy of Amendment No. 1 (the “Amended Proxy Statement”) to the above referenced Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
The changes reflected in the Amended Proxy Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 13, 2017 (the “Comment Letter”).  The Amended Proxy Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
Set forth below are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Amended Proxy Statement.  All references to page numbers and captions (other than those in the Comments) correspond to the page numbers included in the Amended Proxy Statement.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BRUSSELS   CHARLOTTE   DALLAS   HOUSTON   LONDON   LOS ANGELES
McLEAN   MIAMI   NEW YORK   NORFOLK   RALEIGH   RICHMOND   SAN FRANCISCO   TOKYO   WASHINGTON
www.hunton.com

Christian Windsor
Securities and Exchange Commission
January 25, 2017

The Merger
1.
Please advise us how you considered the requirements of Exchange Act Rule 13e-3 with respect to your transaction. Your analysis should show how you concluded that the transaction is not an affiliated going private transaction pursuant to 13e-3 and address:

•	the relationship between T Bancshares and Tectonic Holdings and Tectonic Advisors,
•	the relationships between Cain Watters & Associates and each of T Bancshares, Tectonic Holdings and Tectonic Advisors,
•	the anticipated new employment agreements with management effective on the closing of the merger,
•	the voting agreements of directors, officers and shareholders to vote in favor of the merger,
•	any participation of management in the private offering or other the equity participation of management in the Parent or surviving company after the closing of the merger,
•	your chief executive officer´s participation in negotiations and meetings concerning the potential sale of the company, and
•	the representation of management on the board of the parent company after the closing of the merger.

Please refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.
We respectfully advise the Staff that, after careful consideration of Rule 13e-3, including the Staff’s guidance in Compliance and Disclosure Interpretations 201.01, 201.05 and 201.06, the Company determined (as further described below) that the proposed merger  between the Company and Merger Sub does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. Likewise, the Company determined that the executive officers of the Company (the “Officers”) are not engaged, either directly or indirectly, in a Rule 13e-3 transaction. Accordingly, the Company believes that Rule 13e-3 is inapplicable to the merger and that the Officers are not Schedule 13E-3 filing persons in connection with the merger.
Applicable Rules:  Rule 13e-3 defines a “Rule 13e-3 transaction,” among other things, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii).

Christian Windsor
Securities and Exchange Commission
January 25, 2017

The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Rule 12b-2 under the Exchange Act defines “control” to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.” The question of control and affiliation depends not only on the size of a shareholder’s equity ownership, but also on other factors, such as the shareholder’s ability to control the target.  Based on the analysis below, we do not believe the facts and circumstances related to the merger lead to the conclusion that the merger would constitute a “Rule 13e-3 transaction.”
With respect to each of the Officers, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, dated November 14, 2000, is whether members of management that are affiliates of the issuer can be considered to be affiliates of the acquiror and hence “on both sides of the transaction,” making the acquiror also an affiliate of the issuer. The Company’s interpretation of Question 201.01 and Question 201.05, collectively, of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “13e-3 C&DIs”), indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (i) the equity participation of management in the acquiror, (ii) the representation of management on the board of directors of the acquiror, (iii) alterations in management’s employment arrangements favorable to management and (iv) increases in the consideration to be received by management. For the reasons outlined below, we do not believe that the Officers are affiliates of Parent and, therefore, we do not believe that the Officers are engaged in a “Rule 13e-3 transaction.”
Analysis
Rule 13e-3 Transaction Analysis
•	Equity participation of management in the acquiror
The level of equity ownership of senior management in the acquiror is a significant consideration in assessing whether such management could be deemed to control the acquiror. Section 201.06 of the 13e-3 C&DIs indicates that if the target company’s management anticipated receiving a 20% stake in the surviving corporation’s equity after the completion of an acquisition pursuant to a contractual agreement with a financial buyer, the financial buyer could be deemed to be in control of the issuer in advance of the completion of the acquisition.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

None of the Officers are participating in the private offering by Tectonic Holdings to finance the merger consideration and none of the Officers will hold any equity securities of Parent or Tectonic Holdings upon completion of the merger.  In accordance with the merger agreement, the equity securities of the Company held by the Officers will be treated in the same manner as equity securities held by the Company’s other equity holders and all Company equity securities held by the Officers and other equity holders as of immediately prior to the effective time of the merger will receive a cash payment as calculated in accordance with the terms of the merger agreement.  Accordingly, the Officers will not receive equity securities of the surviving company in the merger as a result of owning equity securities of the Company.  Please refer to “The Merger - Treatment of Company Stock Options” on page 15 of the Amended Proxy Statement.
•	Representation of management on the board of the parent company after the completion of the merger
In addition to the equity ownership of management in the acquiror (discussed above), another factor in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction” is whether such management will be represented on the board of directors of the acquiror. The merger agreement provides that Patrick Howard and Steven Jones, who are existing directors of the Company, and Craig Barnes, who is an existing officer of the Bank, will continue to serve as directors of the Company following the merger.  In addition, Mr. Howard will be appointed as a director of Parent following the completion of the merger.  Following the completion of the merger, the  Company’s board is expected to include at least eight other individuals (three of which will be independent of Parent), which would preclude Messrs. Howard, Barnes and Jones from controlling the Company’s board of directors following the merger.  Moreover, Parent has advised the Company that none of Messrs. Howard, Barnes and Jones has a contractual right to serve on the Company’s board of directors and that Parent, the sole shareholder of the Company following the merger, unilaterally will have the power to cause the surviving company to remove any or all of them from the Company’s board of directors with or without cause at any time.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

•	Alterations in management’s employment arrangements favorable to management
Another potential factor discussed in the 13e-3 C&DIs is alterations in management’s employment arrangements favorable to management. As noted in “The Merger – Interests of Certain Directors and Officers of the Company in the Merger – New Employment Agreements” on page 28 of the Amended Proxy Statement, the following officers of the Company and the Bank are expected to enter into new employment agreements effective upon completion of the merger: Patrick Howard, Craig Barnes, Ken Bramlage, Thad Hutcheson, Shari Jensen and Elizabeth Parsons.
The terms of the new employment agreements were not negotiated prior to the execution of the merger agreement.  While none of the new employment agreements are final, Parent and the applicable Officers have agreed in principal on the terms of such employment agreements.  Under the proposed terms of the new employment agreement, there would be no change to the salary compensation paid to any Officer under the Officer’s existing employment agreement.  No change would be made with respect to any change in control payment that an Officer may be entitled to receive.  The only change proposed in the new employment arrangements is a term of service, while the existing employment agreements are on an “at-will” basis.  However, the restrictive covenants to which an Officer may be subject upon any termination of employment would be longer than currently in place.  In light of the foregoing, the Company does not consider the proposed terms of the new employment agreements to be materially more favorable to the Officers than the existing employment agreements.
Parent is a financial buyer with no prior operational experience in the banking industry.  Accordingly, the Company’s board of directors understood that it was important to Parent to have adequate assurances that the Officers would remain in their current management capacities after the effective time of the merger.  In order to ensure that result, Parent insisted on negotiating employment agreements with the Officers to be executed prior to the completion of the merger.  The negotiations of the Officers’ post-closing employment arrangements did not commence until after the execution of the merger agreement and the terms of such employment agreements have not yet been finalized. The Company and Parent believe that such terms will be reasonable and customary for a person holding a similar position in a similarly situated private company.  Other than the employment agreements with the Officers, no member of the Company’s management has entered into any agreement with Parent or any of its affiliates regarding any involvement with Parent or any of its affiliates following the closing of the merger.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

As stated in Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, the Officers, in their roles as senior management of the Company, are considered by the Staff to be affiliates of the Company, and in situations which management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2, Rule 13e-3 may apply because under Rule 13e-3(c)(1) the Officers could be deemed to be affiliates “engaged” in the Rule 13e-3 transaction.  However, Footnote 6 of SEC Release No. 34-16075 states that “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”  In this case, for the reasons discussed below, the Officers should not be considered to be “engaged in” the transaction or to be affiliates of Parent and, therefore, should not be subject to Rule 13e-3 or be required to file a Schedule 13E-3.
•	No significant increases in consideration for Officers
Other than the right to receive the per share merger consideration (or payment to cash out equity awards based thereon) as set forth in the merger agreement, there are no current plans or arrangements under which the Officers will receive additional consideration from Parent in connection with the merger.
•	The purposes underlying Rule 13e-3 are not implicated by the proposed merger
As a general matter, the Company respectfully submits that the merger is not the type of transaction that Rule 13e-3 is intended to regulate. It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

In contrast to the circumstances described in the Interpretative Release, and as described in greater detail in the “Background of the Merger” section of the Proxy Statement, the negotiations between the Company and Parent were at arm’s length, vigorous and conducted under the direction and supervision of the Company’s independent directors. The decision by the Company’s board of directors to adopt and approve the merger agreement, and to recommend its adoption to stockholders, was the culmination of a comprehensive strategic review process to maximize value for the Company’s stockholders.  The Company held extensive discussions with other potential acquirors, both of which ultimately indicated that they could not offer a price higher than the price being offered by Parent.  Although Mr. Howard was the liaison between each of the proposed acquirors and the Company’s board of directors, this process was directed by the Company’s board of directors with the advice of the Company’s financial advisors and outside legal counsel.  On numerous occasions, the Company’s board of directors rejected offers from Parent and demanded changes in the merger agreement and in the offer price. Moreover, the Company retained a third party financial advisory firm to provide a fairness opinion in connection with the merger.  Finally, Mr. Howard recused himself from the approval of the merger agreement by Company’s board of directors and the merger agreement was unanimously approved by the disinterested directors of the Company’s board of directors.
In addition to the process described above, the Company’s board of directors insisted on merger agreement provisions designed to protect the interests of the Company’s shareholders.  Under the merger agreement and subject to specified conditions (including the payment by the Company of a reasonable termination fee), the Company may terminate the merger agreement with Parent to enter into a definitive agreement for a superior proposal if the Company receives an unsolicited superior proposal prior to the adoption of the merger agreement by the Company’s shareholders. Moreover, the Company’s board of directors negotiated for (i) the joinder of Tectonic Advisors to the merger agreement to guaranty the financial obligations of Parent under the merger agreement (including the payment by Parent of a reasonable termination fee), (ii) equal termination fees by the Company and Parent, (iii) more robust representations from Parent and Tectonic Advisors, and (iv) additional procedures to confirm financing for the merger consideration is secured, each of which is designed to protect the interests of the Company’s shareholders.  Given the thorough processes that were followed by the Company and the Company’s board of directors and the protections included in the merger agreement, there is no practical opportunity to overreach or take advantage of unaffiliated shareholders.  The Company’s board of directors, advised by financial and legal advisors, carefully considered and oversaw negotiations with Parent with respect to the merger.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

While the Staff indicated in the Interpretive Release that the mere existence of a vote in and of itself is not dispositive (because affiliates of the issuer may already hold the requisite vote for approval), we note that the Company’s unaffiliated shareholders have a very meaningful say in whether this transaction is completed. The approval and adoption of the merger agreement by the Company’s shareholders requires the affirmative vote of two-thirds of the shares of Company common stock issued and outstanding as of the record date for the special meeting. Because only approximately 31% of the outstanding shares of Company common stock are subject to the Voting Agreements and only 0.004% of the outstanding shares of the Company’s common stock are owned by affiliates of Tectonic, the merger agreement cannot be adopted under Texas law without broad-based support from unaffiliated shareholders, and the Company’s unaffiliated shareholders are free to vote against the merger, if they so choose. Moreover, in the event the merger agreement is terminated, the Voting Agreements will automatically terminate of their own accord.
Finally, there is no potentially coercive effect associated with unaffiliated shareholders potentially being confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws or further efforts to eliminate their equity interest.
These concerns do not apply to this transaction because the merger will either be completed or it will not. If it does not, the unaffiliated shareholders will be left with the same market liquidity and float and the same protections under the federal securities laws that currently exist. Their equity interest will be left intact (subject to the possibility that a competing bidder acquires the Company).  If the merger is completed, all outstanding shares, including those held by unaffiliated shareholders, will be exchanged for cash. As such, there will be no need for a market for the shares or the protections of the federal securities laws.  In short, no unaffiliated shareholder will be coerced into voting in favor of the merger for fear of an illiquid market, loss of securities laws protection or further efforts to eliminate their equity.
In short, given the fact that the merger was negotiated under the direction and supervision of an independent board of directors, and taking into account the lack of any equity interest in Parent following the merger and the lack of other indicia of control of Parent, the Company believes that the present circumstances are not ones in which management is “standing on both sides of the transaction.” The facts and circumstances surrounding the proposed merger illustrate the absence of any control relationship between Parent, on the one hand, and the Company or the Officers, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address. For the reasons discussed in this letter, the Company respectfully submits that the proposed merger is not a “Rule 13e-3 transaction.”

Christian Windsor
Securities and Exchange Commission
January 25, 2017

Supplemental Information Analysis
In addition to the analysis of the merger under Rule 13e-3, the Staff also requested that the Company address certain additional matters, which the Company supplementally provides below.
1.	Relationship between the Company and Tectonic Holdings and Tectonic Advisors.
The Company’s wholly-owned subsidiary, T Bank, N.A. (the “Bank”) has a commercial relationship with each of Tectonic Advisors and Cain Watters.  Tectonic Advisors is a wholly-owned subsidiary of Tectonic Holdings.  Tectonic Advisors provides advisory and other services on approximately $1.5 billion in assets under long-term contracts. The Bank is currently a party to a long-term agreement with Tectonic Advisors pursuant to which Tectonic Advisors serves as an advisor to the Bank with respect to fiduciary assets held by the Bank and administered through the Bank’s trust department. The agreement between the Bank and Tectonic Advisors are the results of arm’s-length negotiations and were entered into years before the genesis of the proposed merger.  Tectonic Advisors does not have the right, based on the aforementioned agreements, to require the Bank to amend, modify or revise its policies or procedures or otherwise run its business.
2.	The relationships between Cain Watters & Associates and each of T Bancshares, Tectonic Holdings and Tectonic Advisors.
a.          Relationship with T Bancshares.  Cain Watters and the Bank are parties to a long-term agreement pursuant to which Cain Watters and the Bank agree to provide administrative and other support to one another in the course of providing services to their respective clients and customers.  With respect to persons who appoint the Bank as a fiduciary or custodian for the purpose of establishing a trust account with the Bank and have also appointed Cain Watters as such person’s registered investment advisor, Cain Watters analyzes each of such person’s investment objectives, risk tolerances and existing investment portfolios for the assets maintained in the trust account with the Bank and recommends to the customer an appropriate asset allocation methodology for such account. The customer then directs the Bank to implement the chosen asset allocation. Finally, Cain Watters or affiliates thereof have referred certain of Cain Watters’ clients to the Bank for the purpose of obtaining loans. The agreement between the Bank and Cain Watters are the results of arm’s-length negotiations and were entered into years before the genesis of the proposed merger.  Cain Watters does not have the right, based on the aforementioned agreement, to require the Company or the Bank to amend, modify or revise its policies or procedures or otherwise run its business.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

b.          Relationship with Tectonic Holdings and Tectonic Advisors.  The principals of Cain Watters will own 33% of Tectonic Holdings and Parent after the Closing, and its founder (Darrell Cain) will serve as Co-Chairman of Tectonic Holdings. In addition, Cain Watters appointees will comprise a majority of the members of the board of directors of Tectonic Holdings. Tectonic Advisors provides Cain Watters investment advisory and due diligence services on certain of its assets under a long-term agreement. In addition, Cain Watters routinely recommends the Bank’s services to its financial planning clients, and has a long-term agreement with the Bank under which Cain Watters and the Bank agree to provide administrative and other support to one another in the course of providing services to their respective clients.
3.	The anticipated new employment agreements with management effective on the closing of the merger.
Please refer to the information above under “Alterations in management’s employment  arrangements favorable to management.”
4.	The voting agreements of directors, officers and shareholders to vote in favor of the merger.
The merger agreement is the result of arm’s-length negotiations with an unaffiliated third party.  As disclosed in the “Background of the Merger” section of the Amended Proxy Statement, the Company conducted a process of evaluating its strategic alternatives, including continuing as a standalone entity and a market check.  The Company held extensive discussions with Third Party and Second Third Party, both of which ultimately indicated that they could not offer a price higher than the price being offered by Parent.  Although Mr. Howard was the liaison between each of Parent, Third Party and Second Third Party and the Company’s board of directors, this process was directed by the Company’s board of directors with the advice of the Company’s financial advisors and outside legal counsel.  Moreover, the Company retained a third party financial advisory firm to provide a fairness opinion in connection with the merger.  Finally, Mr. Howard recused himself from the Company’s board of directors approval of the merger agreement and the merger agreement was unanimously approved by the disinterested directors of the Company’s board of directors.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

The terms of the merger agreement and Voting Agreement preclude Parent from meaningfully exerting control of the Company prior to the effective time of the merger and give the members of the Company’s board of directors appropriate flexibility to discharge the Company’s board of directors’ fiduciary duties to the Company’s shareholders. Section 5.18 of the merger agreement expressly states that in no event shall Parent be permitted to exercise control of the Company or the Bank and, except as specifically provided in the merger agreement, the Company and the Bank shall have no obligation to act in accordance with Parent’s input. If Parent were to breach such provisions of the merger agreement, it would be in violation of the Bank Holding company Act of 1956, as amended.  In addition, prior to the adoption of the merger agreement by the Company’s shareholders at the special meeting, (i) the Company is permitted to respond to any alternative acquisition proposal that is, or could reasonably be expected to lead to, a superior proposal, (ii) in response to a superior proposal, the Company’s board of directors, subject to compliance with specified procedures, is permitted to change its recommendation to the Company’s shareholders if the failure to do so would be inconsistent with the Company’s board of directors’ fiduciary duties under applicable law and (iii) subject to specified conditions (including the payment of a reasonable termination fee), the Company may terminate the merger agreement with Parent to enter into a definitive agreement for a superior proposal.  In the event that the merger agreement is so terminated, the Voting Agreements would terminate automatically. In light of the foregoing provisions, Parent does not control the Company by virtue of the merger agreement or the Voting Agreement.

5.	Any participation of management in the private offering or other the equity participation of management in the Parent or surviving company after the closing of the merger.

As described above under “Equity participation of management in the acquiror,” none of the Officers are participating in the private offering by Tectonic Holdings and none of the Officers will hold any equity securities of Parent or Tectonic Holdings upon consummation of the merger.
6.	Your chief executive officer´s participation in negotiations and meetings concerning the potential sale of the company.
The merger agreement is the result of arm’s-length negotiations with an unaffiliated third party.  As disclosed in the “Background of the Merger” section of the Amended Proxy Statement, the Company conducted a process of evaluating its strategic alternatives, including continuing as a standalone entity and a market check.  The Company held extensive discussions with Third Party and Second Third Party, both of which ultimately indicated that they could not offer a price higher than the price being offered by Parent.  Although Mr. Howard was the liaison between each of Parent, Third Party and Second Third Party and the Company’s board of directors, this process was directed by the Company’s board of directors with the advice of the Company’s financial advisors and outside legal counsel.  Moreover, the Company retained a third party financial advisory firm to provide a fairness opinion in connection with the merger.  Finally, Mr. Howard recused himself from the approval of the merger agreement by the Company’s board of directors and the merger agreement was unanimously approved by the disinterested directors of the Company’s board of directors.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

7.	The representation of management on the board of the parent company after the closing of the merger.
Please refer to the information above under “The representation of management on the board of the parent company after the closing of the merger.”
For the foregoing reasons, the Officers will not control Parent within the meaning of Exchange Act Rule 12b-2 and therefore should not be deemed to be affiliates “engaged in” the transaction. Moreover, the Company’s board of directors, after careful consideration, has determined that neither the Company nor the Officers should be considered  an affiliate of Parent, nor should Parent be considered an affiliate of the Company for any purpose, including Rule 13e-3 purposes.
Conclusion
The Company believes that Rule 13e-3 does not and should not apply to this transaction, as Parent is not an affiliate of the Company, the Officers were neither “engaged in” the transaction nor affiliated with Parent or any of its affiliates and the transaction does not implicate any of the issues that Rule 13e-3 was adopted to address because, among other reasons, neither Parent nor the Officers nor the combination of them had the power to cause the transaction to be approved by the Company’s board of directors or the power to cause the transaction to be approved by the Company’s shareholders without broad-based support of the Company’s unaffiliated shareholders. The merger is an arm’s-length transaction between unaffiliated parties that was negotiated under the direction and supervision of the Company’s board of directors.  Accordingly, the Company believes that the present circumstances are not ones in which affiliates are “standing on both sides of the transaction.” The facts and circumstances surrounding the merger illustrate the absence of any control relationship between Parent, on the one hand, and the Company or the Officers, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address. For the reasons discussed in this letter, the Company respectfully submits that the merger is not a Rule 13e-3 transaction.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

Financing of the Merger
2.
We note your disclosure that financing for the merger will come in part from a loan from a third party lender. Please revise your disclosure of the financing to provide the disclosure required by Item 1007 of Regulation M-A of the material terms of the loan, including the interest rate and term.

The Amended Proxy Statement has been revised to include the disclosure required by Item 1007 of Regulation M-A.  Please refer to “The Merger – Financing” beginning on page 30 of the Amended Proxy Statement
3.
We note your disclosure that most of the financing for the merger will come from a private offering of capital stock by Tectonic or one of its affiliates and that an affiliate of Tectonic has received executed subscription agreements for this portion of the merger consideration. Please identify this “affiliate” of Tectonic and advise whether any of the executed subscription agreements are with affiliates of either Tectonic or T Bancshares. Also, please provide us with your analysis supporting your conclusion that financing for the transaction is assured, as contemplated by Instruction 2(a) to Item 14, or provide the disclosure required by Item 14(c)(1) of Schedule 14A.

As noted on pages 30-31 of the Amended Proxy Statement, Parent is securing the financing necessary to pay the merger consideration from two sources:  a loan from a third party lender and a private offering of capital stock of Tectonic Holdings.  Certain affiliates of Tectonic Holdings are participating in the private offering and have submitted executed subscription agreements to that effect; however, no affiliate of the Company has submitted an executed subscription agreement to participate in the private offering.
The financing for the merger is assured for several reasons.  First, the loan from the third party lender has been evidenced by an executed commitment letter in the amount of $12 million.  That commitment letter will remain in effect until March 31, 2017 unless there is a material adverse change in the financial condition of the Bank.  Second, the subscription agreements that have been executed and submitted in the private offering are irrevocable. Finally, the regulatory approvals required to complete the merger are contingent upon evidencing the receipt of the merger consideration.  If, for any reason, Parent is unable to deliver the merger consideration at the time of closing, the Company has the right to terminate the merger agreement and receive the termination fee described on page 40 of the Amended Proxy Statement.

Christian Windsor
Securities and Exchange Commission
January 25, 2017

*****
Please contact the undersigned at (214) 468-3395 should you require further information or have any questions.
Sincerely,

/s/ Peter G. Weinstock
 Peter G. Weinstock
cc:           Patrick Howard, President and Chief Executive Officer, T Bancshares, Inc.
A. Haag Sherman, Chairman of the Board, Tectonic Acquisition, Inc.
Michael G. Keeley, Norton Rose Fulbright US LLP